UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61047A/November 23, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13676

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In the Matter of   :
                                                                         :
VALCAPX ACQUISITION CORP.,   :
VALUESTAR CORP.,   :   CORRECTED ORDER MAKING
VANDELAY, INC.,   :   FINDINGS AND REVOKING
VELOCITYHSI, INC.,   :   REGISTRATIONS BY DEFAULT
VENTURA ENTERTAINMENT GROUP,   :
  LTD. (N/K/A INSIGHT ENTERTAINMENT   :
  GROUP, LTD.), and   :
VERIDA INTERNET CORP.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on November 4, 2009, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a
class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act
and that each has repeatedly failed to file required periodic reports.

        The Division of Enforcement (Division) has provided evidence that all Respondents were
served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by November 6, 2009.
Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b);
OIP at 3. No Answers have been received.

        Since Respondents have not filed Answers or otherwise defended the proceeding, they
are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations
of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

        Valcapx Acquisition Corp. (Valcapx) (CIK No. 1142056) is a revoked Nevada
corporation located in Los Angeles, California, with a class of equity securities registered with
the Commission pursuant to Exchange Act Section 12(g). Valcapx is delinquent in its periodic
filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB
for the period ended December 31, 2004, which reported a net loss of $1,163 since inception on
June 18, 2001.

Valuestar Corp. (Valuestar) (CIK No. 895262) is a dissolved Colorado corporation located in Oakland, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Valuestar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2001, which reported a net loss of $18,592,277 for the prior year. As of October 30, 2009, Valuestar's stock (symbol VLST) was traded on the over-the-counter markets.

Vandelay, Inc. (Vandelay) (CIK No. 1172607), is a forfeited Delaware corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Vandelay is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of $500 since inception on February 27, 2002.

VelocityHSI, Inc. (VelocityHSI) (CIK No. 1113129), is a void Delaware corporation located in Walnut Creek, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). VelocityHSI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $2,143,682 for the prior three months. On August 14, 2001, VelocityHSI filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on April 6, 2006. As of October 30, 2009, VelocityHSI's stock (symbol VHSIQ) was traded on the over-the-counter markets.

Ventura Entertainment Group, Ltd. (n/k/a Insight Entertainment Corp.) (Ventura)[1] (CIK No. 828217), is an inactive Delaware corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Ventura is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995, which reported a net loss of $2,029,314 for the prior three months. On September 18, 1996, Ventura filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Tennessee, and the case was terminated on May 6, 1999.

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[1] On November 23, 2009, I issued an Order Making Findings and Revoking Registrations by Default as to all Respondents. Subsequently, the Division determined that there was a typographical error in the OIP with regard to the "now known as" name given for Ventura. The OIP listed Ventura as "Ventura Entertainment Group, Ltd. (n/k/a Insight Entertainment Group, Ltd.)," but Ventura's name should have been listed as "Ventura Entertainment Group, Ltd. (n/k/a Insight Entertainment Corp.)" All other identifying references to Ventura were correctly given in the OIP, including Ventura's CIK number, 828217, which uniquely identifies Ventura within the Commission's EDGAR database. The Division filed a Motion to Correct Name of Respondent (Motion) on November 23, 2009. I GRANT the Division's Motion and, accordingly, have corrected Ventura's name in this Corrected Order Making Findings and Revoking Registrations by Default.

Verida Internet Corp. (Verida) (CIK No. 1083523) is a permanently revoked Nevada corporation located in San Francisco, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Verida is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $1,448,251 for the prior three months. As of October 30, 2009, Verida's stock (symbol VERY) was traded on the over-the-counter markets.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of the Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

<center>ORDER</center>

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Valcapx Acquisition Corp., Valuestar Corp., Vandelay, Inc., VelocityHSI, Inc., Ventura Entertainment Group, Ltd. (n/k/a Insight Entertainment Corp.), and Verida Internet Corp. are hereby REVOKED.

        Robert G. Mahony
        Administrative Law Judge